

January 5, 2024

Michael Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Boston, MA 02138

> **Re: Cambridge Bancorp**
> **Form 10-K for the year ended December 31, 2022**
> **Form 10-Q for the quarter ended September 30, 2023**
> **Response dated December 19, 2023**
> **File No. 001-38184**

Dear Michael Carotenuto:

We have reviewed your December 19, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

Response Letter dated December 19, 2023

General

1. We note your draft disclosure does not address the use of derivative financial instruments, although page 91 of the Form 10-K indicates that you use derivatives to manage interest rate and other economic risks. Please revise your draft disclosure to further clarify whether and how derivative financial instruments are used to manage economic risks, including whether the simulation and EVE model outputs reflect such use of derivatives.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance